Exhibit 99.1
Conformed Copy
June 13, 2007
VOTE THE ENCLOSED BLUE PROXY CARD TO PROTECT THE INTERESTS
OF VIMPELCOM’S SHAREHOLDERS BY ELECTING A BALANCED, FAIR AND
EXPERIENCED BOARD
— VOTE AS SOON AS POSSIBLE TO ENSURE YOUR VOTE IS COUNTED.
Dear Fellow VimpelCom Shareholders:
The June 29 VimpelCom Annual General Meeting (AGM) is an important event that could determine the course of VimpelCom’s future development and its ability to create value for all shareholders. In order to maximize VimpelCom’s ability to deliver value to all of its shareholders, we believe it is essential that shareholders elect a balanced, fair and experienced Board of Directors committed to representing the interests of all shareholders.
We strongly urge you to vote for Jo Lunder and Stig Herbern on the enclosed BLUE proxy card to achieve such a balanced, fair and experienced Board of Directors at VimpelCom.
A Vitally Important Meeting

This year’s AGM is vitally important to the future of VimpelCom and your interests as a shareholder. By exercising your rights as a shareholder to elect a balanced, fair and experienced Board of Directors, you can give VimpelCom a Board best positioned to capitalize on VimpelCom’s attractive growth opportunities and to protect your interests.
Since last year’s AGM, the Alfa Group Consortium (Alfa) has increased its ownership in VimpelCom by 9.5% to at least 42.4% of VimpelCom’s outstanding shares. Alfa is attempting to gain control of VimpelCom without paying VimpelCom’s shareholders the premium normally payable for such control. Alfa executives have even been quoted in the press as saying that they are acquiring “structural control” of VimpelCom. As part of its effort to gain control of VimpelCom, Alfa has violated numerous US securities laws, including acquiring VimpelCom shares at a time when Messrs. Reznikovich, Malis and Fridman, Alfa’s nominees on VimpelCom’s Board were in possession of material, non-public information concerning VimpelCom’s undisclosed financial results. In an effort to protect VimpelCom and its shareholders from Alfa’s behavior, Telenor has filed a securities lawsuit against the relevant Alfa entities in US federal court in New York. A copy of the complaint filed by Telenor in that lawsuit can be accessed at http://www.innisfreema.com/telenor/telenor complaint.pdf.
Your vote is important in protecting VimpelCom from Alfa’s predatory behavior. Please protect your interests and the interests of all other minority shareholders by voting FOR Telenor’s independent nominees, Jo Lunder and Stig Herbern, on the enclosed BLUE proxy card.
A Balanced, Fair Board

As you know, cumulative voting procedures will be used at the AGM. Alfa is virtually assured of electing all four of its nominees. Telenor intends to cumulate its own votes to ensure the election of three nominees, Arve Johansen, Kjell Morten Johnsen and Fridtjof Rusten, all of whom are employees of Telenor or its affiliates, and thereafter for Telenor’s independent nominees, Jo Lunder and Stig Herbern. As a result, together with the other minority shareholders, Telenor can ensure the election of Messrs. Lunder and Herbern, whose integrity and expertise, as demonstrated by Mr. Lunder’s historic voting record on VimpelCom’s Board which clearly demonstrates his independence, will result in a fair, balanced and experienced Board that will serve the interests of all shareholders.
•	Stig Herbern is currently Senior Partner and owner of Credo Partners AS, a consulting firm specializing in turnarounds. He has held this position since February 2000. From 1993 - 2000, Mr. Herbern held various positions in the Telenor Group, and from January 1996 – February 2000 held the position as President of Telenor Mobile Communications AS (“Telenor Mobile”). Mr. Herbern holds a MBA from Arizona State University (1981), and a BSC from Oslo Business School (1980).

•	Jo Lunder has served as Chairman of the Board of Directors of VimpelCom from October 2003 to July 2005. Since February 2005, Mr. Lunder has served as the Chief Executive Officer of Ementor ASA, a company listed on the Oslo Stock Exchange. From May 2001 until October 2003, Mr. Lunder served as Chief Executive Officer and General Director of VimpelCom. Mr. Lunder has served as a member of the Board of Directors of VimpelCom since May 2002. He also currently serves as a member of the Board of Ferd Holding. From September 2000 until April 2001, Mr. Lunder served as VimpelCom’s President and Chief Operating Officer. From May 2000 until September 2000, Mr. Lunder served as First Deputy Chief Executive Officer and Chief Operating Officer of VimpelCom. From September 1999 until April 2000, Mr. Lunder served as VimpelCom’s Chief Operating Officer. From 1993 to August 1999, Mr. Lunder served in various capacities for Telenor and its affiliates, including Chief Operating Officer of Telenor Mobile. Mr. Lunder earned a Bachelor’s Degree from Oslo Business School and an MBA from Henley Management College in the U.K. He has also completed a Management Training program at IMD in Lausanne, Switzerland.
The Risks of an Alfa-Dominated VimpelCom

We are concerned by Alfa’s continuing efforts to gain control of VimpelCom. Under these circumstances, it is essential that a majority of the Board be independent of Alfa and committed to protecting the interests of the minority shareholders. Unless that is the case, consider what may happen:
•	Alfa’s initiatives will be approved by a majority of the Board, regardless of their impact on VimpelCom and other shareholders;

•	A majority of the Board will lack the international and regional competence in mobile telecommunications and international standards of governance that are essential for VimpelCom’s future development; and

•	A majority of the Board will be inclined to promote Alfa’s interests before those of other shareholders.
To date, Alfa has focused on acquiring telecom assets in non-transparent transactions and has then attempted to sell those assets to VimpelCom at inflated prices, regardless of the fact that ownership of such assets may be disputed. We do not believe VimpelCom or its shareholders are likely to benefit from these transactions. To prevent more of this type of activity, it is important that you vote your shares today in favor of a fair, balanced, experienced Board.
Telenor’s Contribution to VimpelCom

•	Telenor is a proven long-term industrial partner as VimpelCom competes in gradually more maturing markets, providing:
o	Operational excellence. Telenor is an industry leader in Capex and Opex efficiency. VimpelCom benefits from Telenor’s industrialization program, global procurement synergies and operational best practices.

o	Management experience. Telenor management expertise from both mature and emerging markets are a key contribution as VimpelCom’s markets gradually mature.

o	Technological know-how. Telenor brings strong experience from advanced Nordic markets, essential to a successful roll-out of 3G services in Russia.
•	M&A experience to contribute to expansion outside Russia and CIS.

•	Commitment to good corporate governance, transparency and protection of minority shareholder rights.
Telenor has been essential to building the foundation for VimpelCom’s current success. Under our guidance, VimpelCom became the company that it is today. Without Telenor, VimpelCom would not have been able to fully exploit the rapid growth seen in the Russian market in past years.
With changing market conditions in Russia and fewer attractive opportunities for acquisitions to fuel growth, Telenor’s industrial experience and leadership is just as critical moving forward. The period of rapid new subscriber growth is coming to an end. VimpelCom will need to employ new strategies to continue to grow customers, revenues and profit — a transition Telenor has successfully achieved in numerous markets.
The shareholder conflicts emerged and corporate governance violations began when Alfa took control of the Board and the Board chairmanship. We believe that it is not in VimpelCom’s interest to allow this to continue.
We Ask for Your Support

VimpelCom has a bright future with the correct Board of Directors that is committed to the best interests of all shareholders.
We urge you to participate in the AGM and vote for Stig Herbern and Jo Lunder. They have the integrity, experience and commitment to protecting the interests of minority shareholders needed to lead VimpelCom in the future.
The enclosed BLUE proxy card enables you to ensure that your votes are cumulated in the optimal manner to result in the election of Stig Herbern and Jo Lunder. Your votes are critical to their election.

Support directors who will protect the interests of the minority shareholders of VimpelCom by serving in the best interests of all shareholders. VimpelCom’s Board must resume its important watchdog role of protecting the interests of all shareholders.
Sincerely,

Jan Edvard Thygesen
Executive Vice President and
Head of Eastern and Central Europe

If you have any questions, or need assistance in voting your shares, please call Innisfree M&A Incorporated.
From the U.S. or Canada: 877 825 8971 (toll free)
From within the EU: 00800 7710 9971 (free phone)
From other locations, please call collect:
+1 412 232 3651 (United States) or +44 20 7710 9960 (London).

Forward-Looking Statements
This letter contains forward-looking statements that involve risks and uncertainties. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of Telenor ASA (“Telenor”). In this presentation, such forward-looking statements include, without limitation, statements relating to (1) the implementation of strategic initiatives, (2) the results or consequences of any meeting of shareholders of OAO “Vimpel-Communications” (“VimpelCom”), (3) the consequences of certain potential transactions involving VimpelCom and members of the Alfa Group Consortium (4) statements relating to Telenor’s or VimpelCom’s future business development and economic performance and (5) other statements regarding matters that are not historical facts. The words “anticipate”, “believe”, “expect”, “estimate”, “will”, “may”, “would”, “should” and similar expressions identify certain of these forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements because actual events and results may differ materially from the expected results described by such forward-looking statements. Many factors may influence Telenor’s or VimpelCom’s actual results and cause them to differ materially from expected results as described in such forward-looking statements. Telenor disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It
Telenor has filed with the Securities and Exchange Commission (the “SEC”) a statement on Schedule 13D with respect to Telenor’s interest in the securities of VimpelCom and a number of amendments thereto (as so amended, the “Schedule 13D”). Investors and security holders are urged to read the Schedule 13D, as well as Telenor’s and VimpelCom’s respective filings on Form 20-F and Form 6-K, and any other relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain free copies of such documents at the SEC’s website (http://www.sec.gov).

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